UNITED STATES
        SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C. 20549

                   Schedule 13D

     Under the Securities Exchange Act of 1934
               (Amendment No. ____)*

               HOME FINANCIAL BANCORP
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                  (Name of Issuer)

              Common Stock, No Par Value
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            (Title of Class of Securities)

                    43708T 10 1
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                  (CUSIP Number)

              Michael L. Eckerle, Esq.
             McHale, Cook & Welch, p.c.
          1100 Chamber of Commerce Building
             Indianapolis, Indiana 46204
                   (317) 634-7588
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    (Name, Address and Telephone Number of Person
   Authorized to Receive Notices and Communications)


                     July 10, 1996
--------------------------------------------------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with
the statement [ X ].   (A fee is not required only if
the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See
Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 43708T 10 1           Page 2 of 5 Pages
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1.  NAME OF REPORTING PERSON
    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         William A. Lannan


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [   ]
    (b) [   ]


3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

         PF


5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  [   ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

         Indiana


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

7.  SOLE VOTING POWER

         32,000

8.  SHARED VOTING POWER

              0

9.  SOLE DISPOSITIVE POWER

         32,000

10.  SHARED DISPOSITIVE POWER

              0


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

          32,000


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES*  [   ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT
     IN ROW (11)

          6.3%


14.  TYPE OF REPORTING PERSON*

          IN

------------------------------------------------------
CUSIP No. 43708T 10 1           Page 3 of 5 Pages
------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         Title of Security:  Common Stock, No Par Value

         Issuer:  Home Financial Bancorp
                  279 East Morgan Street
                  Spencer, Indiana 47460

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)  William A. Lannan
         (b)  Rt#4 Box 12
              Loogootee, Indiana 47553
         (c)  Investor
              Rt#4 Box 12
              Loogootee, Indiana 47553
         (d)  No
         (e)  No
         (f)  United States of America

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER
         CONSIDERATION.

         On July 10, 1996, William A. Lannan purchased an aggregate of 12,000 shares of the Common
         Stock, without par value (the "Common Stock"), of Home Financial Bancorp for a purchase price of $120,000.00, or $10.00 per share of Common
         Stock.  Mr. Lannan's purchase of the Common
         Stock was funded by personal funds held by Mr.
         Lannan.


ITEM 4.  PURPOSE OF TRANSACTION.

         Mr. Lannan's acquisition was made for
         investment purposes, and Mr. Lannan
         intends to hold all shares of Common
         Stock for investment and does not have
         any current plans or proposals which
         relate to or would result in:

         (a) the acquisition by any person of
             additional securities of the
             Issuer, or the disposition of the
             Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or its wholly-owned subsidiary;

         (c) a sale or transfer of a material amount of assets of the Issuer or its wholly-owned subsidiary;

------------------------------------------------------
CUSIP No. 43708T 10 1           Page 4 of 5 Pages
------------------------------------------------------

         (d) any other change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present
             capitalization or dividend policy of
             the Issuer;

         (f) any other material change in the
             Issuer's business or corporate structure;

         (g) any other changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the
             Issuer becoming eligible for termination of registration pursuant to Section
             12(g)(4) of the Securities Exchange
             Act of 1940, as amended, or

         (j) any action similar to any of those
             enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

         (a) William A. Lannan beneficially owns
             32,000 shares, or 6.3% of the
             outstanding shares, of Common Stock,
             all of which are owned of record by
             Mr. Lannan.

         (b) Sole Voting Power:          32,000
             Shared Voting Power:             0
             Sole Dispositive Power:     32,000
             Shared Dispositive Power:        0

             Mr. Lannan purchased 10,000 shares of
             Common Stock on July 6, 1996, at a per
             share price of $10.375, purchased
             10,000 shares of Common Stock on July 8,
             1996, at a per share price of $10.500,
             and purchased 12,000 shares of Common
             Stock on July 10, 1996 at a per share
             price of $10.000.  All of the above
             purchases were open-market transactions
             and were effected by Mr. Lannan utilizing personal funds.

         (d) Not Applicable.

         (e) Not Applicable.

------------------------------------------------------
CUSIP No. 43708T 10 1           Page 5 of 5 Pages
------------------------------------------------------

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF
         THE ISSUER.

         Not Applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not Applicable.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            /s/ William A. Lannan
                           -----------------------
                              William A. Lannan